Filed pursuant to Rule 424(b)(3)
File No. 333-202279
Grant Park Fund June 2016 Update
July 21, 2016

Supplement dated July 21, 2016 to Prospectus dated April 29, 2016
Class	June ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	5.00%	4.84%	$10.33M	$1,145.713
B	4.89%	4.44%	$114.78M	$944.298
Legacy 1	5.15%	5.93%	$1.40M	$887.174
Legacy 2	5.12%	5.78%	$0.62M	$869.693
Global 1	5.89%	6.83%	$22.37M	$873.553
Global 2	6.02%	6.88%	$2.39M	$858.259
Global 3	5.90%	6.02%	$45.49M	$756.614
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The currencies sector reacted to the pressures the Brexit referendum caused in the fixed-income sector and the Fund benefited from a combination of cross-currency investments.  The British pound fell over 11% immediately after the voting results were announced and only partially recovered against the U.S. dollar by month's end.

Energy:  Crude oil prices moved within a narrow range throughout the month, rose, and ended the month essentially unchanged.  Natural gas prices continued a three-month rise as weather-related demand continued to increase.

Equities:  The global equities markets roiled during post-Brexit trading sessions.  Equities in Europe and Asia experienced sharp declines after the British vote but were able to partially recover value before the end of the month.

Fixed Income:  Yields fell on global debt instruments throughout the month, propelled by the Federal Reserve's decision to delay raising interest rates, and were accelerated by the U.K.'s vote to leave the European Union.  Various U.S., U.K., German, and Japanese fixed-income instruments reached historic-low yields.

Grains/Foods:  Soybean prices traded over a wide price range during the month and ended the month slightly below the intra-month high.  Corn and wheat prices fell sharply during the last two weeks of June as continued moderate weather is creating ideal growing conditions and estimates for this season's crop yield continue to increase.

Metals:  Precious metals markets rose sharply as investors sought safe-haven assets in the uncertainty about the implications and timing of the U.K.'s withdrawal from the European Union.  General uncertainty about the overall strength of the regional economics caused prices to move erratically.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended June 30, 2016

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$5,246,337	$14,213,758
Change In Unrealized Income (Loss)	6,354,785	3,693,048
Brokerage Commission	-145,729	-623,856
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-101,209	-950,033
Change in Accrued Commission	3,192	17,214
Net Trading Income (Loss)	11,357,376	16,350,131

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$76,868	$469,545
Interest, Other	36,483	226,375
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	11,470,727	17,046,051

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	497,427	599,140
Operating Expenses	42,267	264,938
Organization and Offering Expenses	48,955	306,793
Brokerage Expenses	821,302	5,224,596
Dividend Expenses	0	0
Total Expenses	1,409,951	6,395,467

Net Income (Loss)	$10,060,776	$10,650,584

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$191,270,882	$213,734,838
Additions	39,950	44,950
Net Income (Loss)	10,060,776	10,650,584
Redemptions	-3,983,867	-27,042,631
Balance at June 30, 2016	$197,387,741	$197,387,741

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,145.713	9,016.13127	$10,329,901	5.00%	4.84%
B	$944.298	121,555.50547	$114,784,641	4.89%	4.44%
Legacy 1	$887.174	1,577.34870	$1,399,382	5.15%	5.93%
Legacy 2	$869.693	717.08679	$623,646	5.12%	5.78%
Global 1	$873.553	25,605.82621	$22,368,058	5.89%	6.83%
Global 2	$858.259	2,788.93256	$2,393,626	6.02%	6.88%
Global 3	$756.614	60,121.13352	$45,488,487	5.90%	6.02%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership